Exhibit 2.7

Filed

March 18, 2021

Secretary of State

ARTICLES OF DISSOLUTION

Pursuant to section 607.1403, Florida Statutes, this Florida corporation submits the following Articles of Dissolution:

FIRST:	The name of the corporation as currently filed with the Florida Department of State:
LIBERTY INTERNATIONAL HOLDING CORPORATION

SECOND:	The document number of the corporation: P97000051834

THIRD:	The date dissolution was authorized: March 18, 2021

FOURTH:	Dissolution was approved by the shareholders in the manner required by this chapter and by Articles of Incorporation.

I submit this document and affirm that the facts stated herein are true. I am aware that any false information submitted in a document to the Department of State constitutes a third degree felony as provided for in section 817.155, Florida Statutes.

Signature:	DAVID LOVATT	CEO
Electronic Signature of Signing Officer, Director, Incorporator or Authorized Representative